                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   ------------------------------------------
                                  SCHEDULE TO
          Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                   ------------------------------------------

                          PRISM FINANCIAL CORPORATION
                       (Name of Subject Company (issuer))

                       PRISM ACQUISITION SUBSIDIARY, INC.
                              ROYAL BANK OF CANADA
                      (Name of Filing Persons (offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (including associated Rights)
                         (Title of Class of Securities)

                                  74264Q 10 8
                     (CUSIP Number of Class of Securities)

                                ROBERT K. HORTON
                             SENIOR VICE PRESIDENT
                              ROYAL BANK OF CANADA
                                 200 BAY STREET
                                TORONTO, ONTARIO
                                 CANADA M5J 2J5
                                 (416) 974-5151

          (Name, Address and Telephone Number of Person Authorized to
                                Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                           STEPHANIE TSACOUMIS, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                         1050 CONNECTICUT AVENUE, N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 955-8277

                   ------------------------------------------
                           CALCULATION OF FILING FEE

        =============================================================
            TRANSACTION VALUATION*         AMOUNT OF FILING FEE
        -------------------------------------------------------------
              $ 113,004,010                $ 22,600.80
        =============================================================

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $.01 per share of Prism Financial Corporation (the "Common Stock"), a Delaware corporation (the "Company"), together with any associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), at a price per Share of $7.50 in cash. As of January 31, 2000, based on the Company's representation of its capitalization in the Merger Agreement (as defined herein), there were (i) 14,670,560 shares of Common Stock outstanding and
     (ii) approximately 721,166 options to purchase shares of Common Stock that are expected to vest prior to the Effective Time of the Merger (as defined herein), the exercise price of which is less than $7.50. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the transaction valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:       Not applicable.     Filing Party:  Not applicable.
Form or Registration No.:     Not applicable.     Date Filed:    Not applicable.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

          [X]  third party tender                 [ ]  going-private transaction
               offer subject to Rule 14d-1             subject to Rule 13e-3

          [ ]  issuer tender offer                [ ]  amendment to Schedule 13D
               subject to Rule 13e-4                   under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     This Tender Offer Statement on Schedule TO is filed by Royal Bank of Canada, a Canadian commercial bank ("Parent"), and Prism Acquisition Subsidiary, Inc. (formerly, Rainbow Acquisition Subsidiary, Inc.), a Delaware corporation and a wholly owned, indirect subsidiary of Parent ("Purchaser"). This statement relates to the third party tender offer (the "Offer") by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock") of Prism Financial Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement dated as of January 27, 2000 between the Company and LaSalle Bank National Association (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $7.50 per Share (such amount, or any higher price that may be paid per Share in the Offer, the "Per Share Amount"), net to the seller in cash, less any required withholding of taxes and without the payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, constitute the "Offer").

ITEM 1.   SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under the heading "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

     (a) The name of the subject Company is Prism Financial Corporation. The address of its principal executive office is 440 North Orleans, Chicago, Illinois 60610. The telephone number of the Company is (312) 494-0020.

     (b) The class of securities to which this statement relates is the common stock, par value $.01 per share, of the Company including associated Rights. As of January 31, 2000, there were 14,670,560 Shares issued and outstanding, based upon the representation made by the Company to Parent and Purchaser in the Merger Agreement, dated as of March 10, 2000 among Parent, the Company and Purchaser.

     (c) The information set forth in Section 6 of the Offer to Purchase, entitled "Price Range of Shares; Dividends," is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Parent and Purchaser are the filing persons. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (b) The Information set forth in Section 9 of the Offer to Purchase, entitled "Certain Information Concerning Parent and Purchaser," is incorporated herein by reference.

     (c) The information set forth in Section 9 of the Offer to Purchase, entitled "Certain Information Concerning Parent and Purchaser," and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The information set forth in the entire Offer to Purchase is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth in Sections 11 and 12, entitled "Background of the Offer; Past Contacts or Negotiations with the Company" and "The Merger Agreement; Other Arrangements," respectively, is incorporated herein by reference.

     (b) The information set forth in Sections 11 and 12, entitled "Background of the Offer; Past Contacts or Negotiations with the Company" and "The Merger Agreement; Other Arrangements," respectively, is incorporated herein by reference.


ITEM 6.   PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

     (a) The information set forth in Section 13 of the Offer to Purchase, entitled "Purpose of the Offer; Plans for the Company," is incorporated herein by reference.

     (c) The information set forth in Sections 11, 13 and 14 of the Offer to Purchase, entitled "Background of the Offer; Past Contacts or Negotiations with the Company," "The Merger Agreement; Other Arrangements," "Purpose of the Offer; Plans for the Company" and "Certain Effects of the Offer," respectively, is incorporated herein by reference.

     (c)(2)-(c)(3) Not applicable.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 10 of the Offer to Purchase, entitled "Source and Amount of Funds," is incorporated herein by reference.

     (b) There are no material conditions and no alternative financing arrangements.

     (d)  Not applicable.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Sections 9, 11 and 12 of the Offer to Purchase, entitled "Certain Information Concerning Parent and Purchaser," Background of the Offer; Past Contacts or Negotiations with the Company," and "The Merger Agreement; Other Arrangements," respectively, is incorporated herein by reference. As a result of Purchaser's conditional option to purchase the Shares owned by certain stockholders who are party to the Stockholders' Agreement referred to in Section 12, "The Merger Agreement; Other Arrangements," the Purchaser and the Parent may be deemed to own beneficially an aggregate of 9,143,566 Shares, which represent approximately 62.3% of the Shares issued and outstanding, based on the representation made by the Company to Parent and Purchaser in the Merger Agreement, dated as of March 10, 2000 among Parent, the Company and Purchaser. Both Purchaser and the Parent, however, have disclaimed beneficial ownership of such Shares, and this statement shall not be construed as an admission that either the Company or Purchaser is the beneficial owner of the securities covered by this statement.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in Section 19 of the Offer to Purchase, entitled "Fees and Expenses" is incorporated herein by reference.

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

ITEM 10.  FINANCIAL STATEMENTS.

     (a)  Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 9 of the Offer to Purchase, entitled "Certain Information Concerning Parent and Purchaser;" in the discussion of employment agreements in Section 12 of the Offer to Purchase, entitled "The Merger Agreement; Other Arrangements;" in Section 14 of the Offer to Purchase, entitled "Certain Effects of the Offer;" and in Section 17 of the Offer to Purchase, entitled "Certain Legal Matters; Regulatory Approvals," is incorporated herein by reference.

     (b) The information set forth in the entire Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

    (a)(1)     Offer to Purchase, dated March 22, 2000.
    (a)(2)     Letter of Transmittal, dated March 22, 2000.
    (a)(3)     Notice of Guaranteed Delivery, dated March 22, 2000.
    (a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees, dated March 22, 2000.
    (a)(5)     Letter to Clients, dated March 22, 2000.
    (a)(6)     Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
    (a)(7) Press releases issued by Parent and the Company on March 10 and March 14, 2000 (incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Parent and Purchaser on March 14, 2000).
    (a)(8)     Summary advertisement dated March 22, 2000.
    (b)        None.
    (d)(1) Merger Agreement, dated as of March 10, 2000, among Parent, the Company and Purchaser.
    (d)(2) Letter Agreement between Parent and the Company, dated as of January 31, 2000.
    (d)(3) Stockholders' Agreement, dated as of March 10, 2000, by and among Parent, Purchaser and the stockholders of the Company listed on Schedule I thereto.
    (d)(4) Employment Agreement, dated as of March 10, 2000, by and among the Company, Mark A. Filler and Parent.
    (d)(5) Employment Agreement, dated as of March 10, 2000, by and among the Company, David A. Fisher and Parent.
    (d)(6) Employment Agreement, dated as of March 10, 2000, by and among the Company, Eric A. Gurry and Parent.
    (g)        None.
    (h)        None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

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

     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   PRISM ACQUISITION SUBSIDIARY, INC.

                                   By:/s/ ROBERT K. HORTON
                                      ------------------------------------------
                                      Name: Robert K. Horton
                                      Title: Senior Vice President

                                   ROYAL BANK OF CANADA

                                   By:/s/ ROBERT K. HORTON
                                      ------------------------------------------
                                      Name: Robert K. Horton
                                      Title: Senior Vice President

                                   By:/s/ JAMES T. RAGER
                                      ------------------------------------------
                                      Name: James T. Rager
                                      Title: Vice Chairman, Personal and
                                             Commercial Banking

Dated: March 22, 2000

                                       5



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                                 EXHIBIT INDEX

(a)(1)  Offer to Purchase, dated March 22, 2000.

(a)(2)  Letter of Transmittal, dated March 22, 2000.

(a)(3)  Notice of Guaranteed Delivery, dated March 22, 2000.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 22, 2000.

(a)(5)  Letter to Clients, dated March 22, 2000.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Press releases issued by Parent and the Company on March 10 and March 14, 2000 (incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Parent and Purchaser on March 14, 2000).

(a)(8)  Summary advertisement dated March 20, 2000.

(b)     None.

(d)(1) Merger Agreement, dated as of March 10, 2000, among Parent, the Company and Purchaser.


(d)(2) Letter Agreement between Parent and the Company, dated as of January 31, 2000.

(d)(3) Stockholders' Agreement, dated as of March 10, 2000, by and among Parent, Purchaser and the stockholders of the Company listed on
        Schedule I thereto.

(d)(4) Employment Agreement, dated as of March 10, 2000, by and among the Company, Mark A. Filler and Parent.

(d)(5) Employment Agreement, dated as of March 10, 2000, by and among the Company, David A. Fisher and Parent.

(d)(6) Employment Agreement, dated as of March 10, 2000, by and among the Company, Eric A. Gurry and Parent.

(g)     None.

(h)     None.